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June 16, 2007


Ms. Cicely L. LaMotte, Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549



RE:      CASE FINANCIAL, INC.
         FILE NO. 0-27757
         FORM 10KSB FOR THE YEAR ENDED SEPTEMBER 30, 2006
         FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2006


Dear Ms. LaMotte,

The following is in response to the comments provided to you regarding the above-referenced filings in your letter dated March 9, 2007.


     Report of Independent Registered Accounting Firm
     ------------------------------------------------

     1. WE NOTED THAT THE ACCOUNTANTS' REPORT ON THE 2005 FINANCIAL STATEMENTS WAS NOT INCLUDED IN THE FILING. PLEASE TELL US HOW YOU CONSIDERED ITEM
          310.2 OF REGULATION S-B WITH RESPECT TO THE REQUIREMENTS OF INCLUDING AN AUDIT REPORT FOR EACH PERIOD FOR WHICH AUDITED FINANCIAL STATEMENTS ARE REQUIRED IN THE FILING.

2005-YEAR END FINANCIAL STATEMENTS WERE AUDITED BY AN INDEPENDENT AUDIT FIRM. AT THE TIME OF FILING THE 2005 YEAR END 10K, THE COMPANY PROVIDED CONSENT FROM THE AUDIT FIRM. WE REQUESTED A CONSENT LETTER FROM THE PRIOR AUDITED FOR USE IN THE 2006-YEAR END FINANCIALS, BUT WE'RE TOLD THAT WE WERE TO PAY $6,000 FOR THEIR CONSENT. WE FEEL THAT THE FEE MR. KABANI (OUR FORMER AUDITOR) IS REQUESTING TO BE UNREASONABLE. THE 2006 AUDITED FINANCIALS INCLUDED COMPARATIVE BALANCE SHEETS, STATEMENT OF OPERATIONS, AND CASH FLOWS. THE 2005 YEAR END FINANCIALS USED IN THE COMPARATIVE COLUMNS IN OUR 2006 10K FILING REMAINED UNCHANGED FROM THE NUMBERS THAT WERE ORIGINALLY FILED IN THE 2005 10K.

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June 16, 2007



     Consolidated Statements of Cash Flow, page 68
     ---------------------------------------------

     2. WE NOTED THAT NET CASH FROM OPERATING ACTIVITIES INCLUDES THE EFFECT OF GAIN ON FORGIVENESS OF DEBT. PLEASE EXPLAIN TO US HOW YOU CONSIDERED PARAGRAPH 28 OF SFAS 95 WITH RESPECT TO THE REQUIREMENT OF ADJUSTING NET INCOME TO REMOVE THE EFFECTS OF GAINS OR LOSSES ON EXTINGUISHMENT OF DEBT. ALSO, EXPLAIN HOW YOUR PRESENTATION OF "CANCELLATION OF LOANS PAYABLE - RELATED PARTIES" COMPLIES WITH PARAGRAPH 32 OF SFAS 95.

THE 2006-YEAR END AUDITED FINANCIALS WILL BE REVISED TO PROPERLY ACCOUNT FOR EFFECT OF GAIN ON FORGIVENESS OF DEBT IN ACCORDANCE WITH PARAGRAPH 28 OF SFAS
95. AS PER FASB 95 PARAGRAPH 28 EFFECTS OF GAINS/LOSSES ON FORGIVENESS OF DEBT REQUIRE ADJUSTING NET INCOME TO HAVE IT REMOVED.



     Note 4 - Discontinued Operations, page 33
     -----------------------------------------

     3. WE NOTED YOUR DISCLOSURE THAT YOU HAVE DISCONTINUED FURTHER INVESTMENT IN YOUR LITIGATION FINANCE BUSINESS, OTHER THAN THE COLLECTION OR OTHER DISPOSITION OF ITS EXISTING LOAN AND INVESTMENT PORTFOLIO, AND AS A RESULT ACCOUNTED FOR THIS BUSINESS AS DISCONTINUED OPERATIONS IN ACCORDANCE WITH SFAS 144. PLEASE, TELL US WITH MORE SPECIFICITY HOW YOU CONSIDERED PARAGRAPHS 30, 41-42, 47A. AND 47C. OF SFAS 144 IN DETERMINING HOW TO ACCOUNT AND REPORT THE OPERATIONS OF THIS BUSINESS.

IN ACCORDANCE WITH FASB 144 PAR. 42A AND B. THE OPERATIONS OF THE COMPANY'S LITIGATION AND FINANCE BUSINESS HAVE BEEN ELIMINATED FROM THE ONGOING OPERATIONS FOR THE ENTITY. AND THE COMPANY WILL NOT HAVE ANY SIGNIFICANT CONTINUING INVOLVEMENT IN THE OPERATIONS OF THE DISCONTINUED BUSINESS. THE COMPANY'S PRIOR BUSINESS INVOLVED ADVANCING MONEYS TO ATTORNEYS AND PLAINTIFFS TO COVER COST OF CIVIL LITIGATION. THE COMPANY HAS NOT MADE ANY NEW ADVANCES SINCE 2004 AND DECIDED NOT TO RENEW ITS CALIFORNIA LENDER'S LICENSE AND CANNOT LEGALLY CONDUCT THIS TYPE OF BUSINESS. AT THIS TIME THE COMPANY IS EVALUATING NEW BUSINESS OPPORTUNITIES.

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Page 3 of 4
June 16, 2007



     Note 5 - Settlement forgiveness of debt, page 33
     ------------------------------------------------

     4. WE NOTED THAT YOU RECOGNIZED A GAIN ON FORGIVENESS OF DEBT PAYABLE TO RELATED PARTIES. PLEASE EXPLAIN TO US HOW YOU CONSIDERED FOOTNOTE 1 IN APB OPINION 26, WHICH STATES THAT EXTINGUISHMENT TRANSACTIONS BETWEEN RELATED ENTITIES MAY BE IN ESSENCE CAPITAL TRANSACTIONS.

THE TRANSACTION WAS RECORDED IN ACCORDANCE WITH FASB TECHNICAL BULLETIN NO. 80-1, THAT STIPULATES "THAT THE GAIN OR LOSS ON EXTINGUISHMENT IS BASED ON EITHER THE FAIR VALUE OF THE STOCK ISSUED IN EXCHANGE FOR THE DEBT OR THE VALUE OF THE DEBT EXTINGUISHED, WHICHEVER IS MORE CLEARLY EVIDENT".



     5. NOTWITHSTANDING THE ABOVE COMMENT, PLEASE TELL US HOW YOU CONSIDERED SFAS 145 IN DETERMINING THAT YOUR GAIN ON FORGIVENESS OF DEBT SHOULD BE CLASSIFIED AS AN EXTRAORDINARY ITEM.

WE FEEL THAT AMOUNTS REPORTED IN EXTRAORDINARY HAD TO DO WITH NONRECURRING AMOUNTS FROM PRIOR OPERATIONS. IF IT WAS FROM A DISCONTINUED SEGMENT, THE COMPANY WOULD OF BOOK THE AMOUNTS PER APB 30. THE COMPANY FEELS THE TRANSACTIONS TO BE INFREQUENT IN OCCURRENCE AND IN ACCORDANCE WITH APB 30 SHOULD BE CLASSIFIED AS AN EXTRAORDINARY ITEM.




     Form 10-QSB for the quarterly period ended December 31, 2006
     ------------------------------------------------------------

     Certifications
     --------------

     6. WE NOTED THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATIONS REQUIRED BY EXCHANGE ACT RULE 13A-14(a) ALSO INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUAL. IN FUTURE FILINGS, THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SHOULD BE REVISED SO AS NOT TO INCLUDE THE INDIVIDUAL'S TITLE.

WE WILL NOT USE TITLE OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATIONS REQUIRED BY EXCHANGE ACT RULE 13A-14(a).

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Page 4 of 4
June 16, 2007


The Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in Company filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately addresses all of the comments contained in your letter of March 9, 2007. Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.


Respectfully submitted,


/s/ Lawrence Schaffer
_________________________
Lawrence Schaffer
President and Chief Financial Officer